[redacted]

08000895

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 11 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 299.1234 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 28,255,684 TREASURY SHARES IN TREASURY AND HAS 603,204,154 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 12 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 298.7371 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 28,555,684 TREASURY SHARES IN TREASURY AND HAS 602,904,154 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 8 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 293.3471 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 27,955,684 TREASURY SHARES IN TREASURY AND HAS 603,504,154 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 7 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 286.9852 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 27,655,684 TREASURY SHARES IN TREASURY AND HAS 603,801,532 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 6 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 288.8064 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 27,355,684 TREASURY SHARES IN TREASURY AND HAS 604,101,532 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 5 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 294.3432 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 27,055,684 TREASURY SHARES IN TREASURY AND HAS 604,401,532 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

RECEIVED
2008 FEB 25 A 7:20

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	25	12	2,109
JOHN O'REILLY	25	12	2,109
PDMRs			
MIKE O'KANE	25	12	2,109
MICHAEL NOBLE	25	12	2,109
RICHARD AMES	25	12	339
BRYAN TAKER	25	13	192

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 FEBRUARY 2008 AT 300.00P PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

RECEIVED
2008 FEB 25 A 7:20

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 13 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 304.1067 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 28,855,684 TREASURY SHARES IN TREASURY AND HAS 602,604,154 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	AXA S.A, 25 Avenue Matigon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04/02/2008
6. Date on which issuer notified:	05/02/2008
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
BOZSH63	38,917,482	38,917,482	8,410,546	8,410,546	6,789,084	1.39	1.12

axa080206

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	**% of voting rights**
15,199,630	2.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) **Direct**	705,000	0.11659
AXA General Insurance Ltd **Direct**	117,456	0.01942
Sun Life Unit Assurance Ltd A/c X **Direct**	35,294	0.00584
Sun Life Unit Assurance Ltd A/c X **Direct**	531,176	0.08784
Sun Life Unit Assurance Ltd A/c X **Direct**	1,245,882	0.20603
AXA UK Investment Co ICVC Distribution Fund **Indirect**	60,000	0.00992
AXA UK Investment Co ICVC Extra Income Fund **Indirect**	20,000	0.00331
AXA UK Investment Co ICVC UK Equity Income Fund **Indirect**	350,000	0.05788
PPP Healthcare Group plc **Direct**	43,800	0.00724
Sun Life Pensions Management Ltd **Direct**	75,000	0.01240
Sun Life Pensions Management Ltd A/c **Direct**	705,882	0.11673
Sun Life Assurance Society Plc **Direct**	381,000	0.06301

AXA Insurance UK **Direct**	75,544	0.01249
AXA Financial, Inc **Indirect**	675,093	0.11164
Sun Life International (IOM) Ltd **Direct**	296,470	0.04903
AXA France **Indirect**	11,631	0.00192
AXA Financial, Inc* **Indirect**	5,672,360	0.93805
Sun Life Pensions Management Ltd **Direct**	75,142	0.01243
Sun Life Pensions Management Ltd **Direct**	2,438	0.00040
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	150,000	0.02481
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	107,101	0.01771
Sun Life Pensions Management LTAV UK Equity **Direct**	544,247	0.09000
Sun Life Pensions Management FTSE All Share Tracker **Direct**	546,947	0.09045
AXA Winterthur **Direct**	2,119,156	0.35045
AXA Sun Life With Profit Passive **Direct**	431,380	0.07134
AXA Sun Life With Profit Passive **Direct**	221,631	0.03665
Total Total Indirect	8,410,546 6,789,084	1.39087 1.12273
TOTAL	**15,199,630**	**2.51360**

axa080206

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

axa080206

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C.Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Morstan Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	7 February 2008
6. Date on which issuer notified:	11 February 2008
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	30,743,410	30,743,410	29,150,000		29,150,000		4.81%
Ricky C. Sandler							
Ordinary Shares GB00B0ZSH635	30,746,610	30,746,610	29,153,200		29,153,200		4.81%

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
Eminence Capital, LLC	
29,150,000	4.81%
Ricky C.Sandler	
29,153,200	4.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C.Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C.Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Morstan Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	12 February 2008
6. Date on which issuer notified:	14 February 2008
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	29,150,000	29,150,000	23,650,000		23,650,000		3.90%
Ricky C. Sandler							
Ordinary Shares GB00B0ZSH635	29,153,200	29,153,200	23,653,200		23,653,200		3.90%

Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	% of voting rights
Eminence Capital, LLC	
23,650,000	3.90%
Ricky C.Sandler	
23,653,200	3.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C.Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

END